SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)

                                (Amendment No. 2)

                            Lake Ariel Bancorp, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.21 per share
                         (Title of Class of Securities)

                                   507467 10 8
                                 (CUSIP Number)

                              Mr. Daryl R. Forsythe
                      President and Chief Executive Officer
                                NBT Bancorp Inc.
                              52 South Broad Street
                             Norwich, New York 13815
                                 (607) 337-2265
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)
                                December 27, 1999
             (Date of Event Which Requires Filing of This Statement)

                                    Copy to:
                              Brian D. Alprin, Esq.
                             Laurence S. Lese, Esq.
                          Duane, Morris & Heckscher LLP
                         1667 K Street, N.W., Suite 700
                             Washington, D.C. 20006
                                 (202) 776-7800


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If the filing person has previously  filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d- 1(g), check the following box: [ ].



--------------------------------------------------------------------------------
(1)      NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         NBT BANCORP INC.
         16-1268674
--------------------------------------------------------------------------------
(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                 (a)      [ ]
                                                                 (b)      [ ]
--------------------------------------------------------------------------------
(3)      SEC USE ONLY

--------------------------------------------------------------------------------
(4)      SOURCE OF FUNDS*

         WC/00
--------------------------------------------------------------------------------
(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)
                                                                          [ ]
--------------------------------------------------------------------------------
(6)      CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
NUMBER OF SHARES                              (7)    SOLE VOTING POWER
BENEFICIALLY OWNED BY                                         965,300(1)
EACH REPORTING PERSON                                ---------------------------
WITH:                                         (8)    SHARED VOTING
                                                                -0-
                                                     ---------------------------


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                                              (9)    SOLE DISPOSITIVE
                                                              965,300(1)
                                                     ---------------------------
                                              (10)   SHARED DISPOSITIVE
                                                                   -0-
--------------------------------------------------------------------------------
(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

         965,300(1)
--------------------------------------------------------------------------------
(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
SHARES*                                                          [ ]

         N/A
--------------------------------------------------------------------------------
(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

         APPROXIMATELY 16.6%(2)
--------------------------------------------------------------------------------
(14)     TYPE OF REPORTING PERSON*

         CO
--------------------------------------------------------------------------------

*        SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) The shares of Issuer common stock covered by this report are purchasable by the Reporting Person upon exercise of an option granted to the Reporting Person as of August 16, 1999, and described in Item 4 of this report. Prior to the exercise of the option, the Reporting Person is not entitled to any rights as a stockholder of Issuer as to the shares covered by the option. The option may only be exercised upon the happening of certain events referred to in Item 4, none of which has occurred as of the date hereof. The Reporting Person expressly disclaims beneficial ownership of any of the shares of common stock of Issuer which are purchasable by the Reporting Person upon exercise of the option until such time as the Reporting Person purchases any such shares upon any such exercise. The number of shares indicated represents 19.9% of the total outstanding shares of common stock of Issuer as of August 16, 1999, excluding shares issuable upon exercise of the option.

(2) After giving effect to the exercise of the option as described herein.



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ITEM 1.           SECURITY AND ISSUER.

This statement on Amendment No. 2 to Schedule 13D (the "Schedule 13D") relates to the common stock, par value $.21 per share (the "Shares" or the "Issuer
Common Stock"), of Lake Ariel Bancorp, Inc., a Pennsylvania corporation ("Issuer"). The principal executive office of Issuer is located at Post Office Box 67, Route 191, Lake Ariel, PA 18436.

The  information   set  forth  in  the  Exhibits  hereto  is  hereby   expressly
incorporated herein by reference and the responses to each item of this Schedule 13D are qualified in their entirety by the provisions of such Exhibits.

ITEM 2.           IDENTITY AND BACKGROUND.

(a)-(c) This Schedule 13D is filed by NBT Bancorp Inc., a Delaware corporation ("Reporting Person").

The business address of Reporting Person is 52 South Broad Street, Norwich, New York 13815. The principal business of Reporting Person is a bank holding company.

To the best of Reporting Person's knowledge as of the date hereof, the name; business address; present principal occupation or employment; name, principal business and address of any corporation or other organization in which such employment is conducted; and citizenship of each executive officer and director of Reporting Person is set forth in Schedule I hereto. The information contained in Schedule I is incorporated herein by reference.

(d)-(e) During the last five years, neither Reporting Person nor, to the best knowledge of Reporting Person, any of the executive officers or directors of Reporting Person, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such items.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

We hereby incorporate by reference the information provided under this Item set forth in Reporting Person's Schedule 13D filed by Reporting Person on August 18, 1999.

ITEM 4.           PURPOSE OF THE TRANSACTION.

We hereby incorporate by reference the information provided under this Item set forth in Reporting Person's Schedule 13D filed by Reporting Person on August 18, 1999.



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ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

We hereby incorporate by reference the information provided under this Item set forth in Reporting Person's Schedule 13D filed by Reporting Person on August 18, 1999.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

We hereby incorporate by reference the information provided under this Item set forth in Reporting Person's Schedule 13D filed by Reporting Person on August 18, 1999 and in Reporting Person's Amendment No. 1 to Schedule 13D filed by Reporting Person on December 17, 1999.

On December 27, 1999, Reporting Person and Issuer amended the Plan of Merger (the "Second Amended Plan"). The material feature of the amendments set forth in the Second Amended Plan is that, if, on or prior to the seventh business day preceding the effective time of the merger between Reporting Person and Issuer (the "Merger"), Reporting Person and Issuer shall have received a letter in satisfactory form from all holders of unexercised stock options of Issuer stating that they elect to receive in the Merger shares of Reporting Person common stock in exchange for and in full satisfaction of their converted options, then at the effective time of the Merger, each converted option, whether vested or unvested, will be converted into a number of shares of Reporting Person common stock in accordance with a formula set forth in the Second Amended Plan.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT      DESCRIPTION


2.1 Agreement and Plan of Merger, dated as of August 16, 1999, by and between NBT Bancorp Inc. and Lake Ariel Bancorp, Inc. (incorporated by reference to Exhibit 2.1 of Schedule 13D filed by NBT Bancorp Inc. on August 18, 1999)

2.2 Amendment to Agreement and Plan of Merger, dated as of December 13, 1999, by and between NBT Bancorp Inc. and Lake Ariel Bancorp, Inc. (incorporated by reference to Exhibit 2.2 of Schedule 13D filed by NBT Bancorp Inc.on December 17, 1999)

2.3 Second Amendment to Agreement and Plan of Merger, dated as of December 27, 1999 by and between NBT Bancorp Inc. and Lake Ariel Bancorp, Inc. (filed herewith)

2.4 The Directors' Agreement, dated as of August 16, 1999, is part of the Plan of Merger, which is filed as Exhibit 2.1 above (incorporated by reference to Exhibit 2.1 of Schedule 13D filed by NBT Bancorp Inc. on August 18, 1999)


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2.5               Stock Option Agreement, dated August 16, 1999, by and between
                  Lake Ariel Bancorp, Inc. as "Issuer" and NBT Bancorp Inc. as "Grantee" (incorporated by reference to Exhibit 2.3 of Schedule 13D filed by NBT Bancorp Inc. on August 18, 1999)

2.6               Form  of   Employment   Agreement   with   John  G. Martines
                  (incorporated by reference to Exhibit 2.4 of Schedule 13D filed by NBT Bancorp Inc. on August 18, 1999)

2.7 Form of Change-in-Control Agreement (incorporated by reference to Exhibit 2.5 of Schedule 13D filed by NBT Bancorp Inc.
                  on August 18, 1999)



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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     NBT BANCORP INC.

                                                     By: /s/ Daryl R. Forsythe
                                                     -------------------------
                                                     Name:   Daryl R. Forsythe
                                                     Title:  President and Chief
                                                             Executive Officer

Dated:  December 27, 1999




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                                   SCHEDULE I


              DIRECTORS AND EXECUTIVE OFFICERS OF NBT BANCORP INC.

                  The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Reporting Person. Each such person is a U.S. citizen, and the business address of each such person is 52 South Broad Street, Norwich, New York 13815.


Name and Business                   Present Principal
    Address                             Occupation
    -------                             ----------
*Daryl R. Forsythe                   President and Chief Executive Officer

*Everett A. Gilmour                  Chairman, Retired

Joe C. Minor                         President and Chief Operating Officer,
                                              NBT Financial Services, Inc.

Michael J. Chewens                   Executive Vice President, Chief Financial
                                              Officer

John D. Roberts                      Vice President and Secretary

*J. Peter Chaplin                    Retired

*Peter B. Gregory                    Partner, Gatehouse Antiques

*Andrew S. Kowalczyk, Jr.            Partner, Kowalczyk, Tolles, Deery
                                              & Johnston, attorneys

*Dan B. Marshman                     Marshman Farms, Inc.

*John C. Mitchell                    President, I.L. Richer Co.
                                              (agribusiness)

*William L. Owens                    Partner, Stafford, Trombley, Owens
                                              & Curtin, P.C., attorneys

*Paul O. Stillman                    Chairman, Preferred Mutual
                                              Insurance Co.


*Director of NBT Bancorp Inc.



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                                  EXHIBIT INDEX


EXHIBIT      DESCRIPTION


2.1 Agreement and Plan of Merger, dated as of August 16, 1999, by and between NBT Bancorp Inc. and Lake Ariel Bancorp, Inc. (incorporated by reference to Exhibit 2.1 of Schedule 13D filed by NBT Bancorp Inc. on August 18, 1999)

2.2 Amendment to Agreement and Plan of Merger, dated as of December 13, 1999, by and between NBT Bancorp Inc. and Lake Ariel Bancorp, Inc. (incorporated by reference to Exhibit 2.2 of Schedule 13D filed by NBT Bancorp Inc.on December 17, 1999)

2.3 Second Amendment to Agreement and Plan of Merger, dated as of December 27, 1999 by and between NBT Bancorp Inc. and Lake Ariel Bancorp, Inc. (filed herewith)

2.4 The Directors' Agreement, dated as of August 16, 1999, is part of the Plan of Merger, which is filed as Exhibit 2.1 above (incorporated by reference to Exhibit 2.1 of Schedule 13D filed by NBT Bancorp Inc. on August 18, 1999)

2.5 Stock Option Agreement, dated August 16, 1999, by and between Lake Ariel Bancorp, Inc. as "Issuer" and NBT Bancorp Inc. as "Grantee" (incorporated by reference to Exhibit 2.3 of Schedule 13D filed by NBT Bancorp Inc. on August 18, 1999)

2.6               Form  of   Employment   Agreement   with   John  G. Martines
                  (incorporated by reference to Exhibit 2.4 of Schedule 13D filed by NBT Bancorp Inc. on August 18, 1999)

2.7 Form of Change-in-Control Agreement (incorporated by reference to Exhibit 2.5 of Schedule 13D filed by NBT Bancorp Inc.
                  on August 18, 1999)



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